Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thin Blue Wine Inc
5595 El Pomar
Templeton, CA 93446
https://www.thinbluewine.com/

Up to $1,234,999.26 in Common Stock at $0.94
Minimum Target Amount: $19,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Thin Blue Wine Inc
Address: 5595 El Pomar, Templeton, CA 93446
State of Incorporation: CA
Date Incorporated: October 15, 2024

Terms:

Equity

Offering Minimum: $19,999.44 | 21,276 shares of Common Stock
Offering Maximum: $1,234,999.26 | 1,313,829 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.94
Minimum Investment Amount (per investor): $499.14

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Bonus Shares: 30%

Description: "Exclusive for Thin Blue Wine veterans and law enforcement community - enjoy additional bonus shares as our thanks."

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks Flash Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $499+ | "Patriot Package": Receive a Thin Blue Wine-themed cap + 5% off online wine orders for 3 months.

Tier 2 Perk: Invest $1,000+ | "Defender's package": Exclusive wine tasting event access + 10% off online orders for 6 months + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ | "Veteran's package": A vineyard tour, private dinner with the founders, + 1 year 10% discount and 10% bonus shares.

Tier 4 Perk: Invest $10,000+ | "Liberty package": A vineyard tour and private group wine dinner with founders, + 1 year 15% discount and 15% bonus shares.

Tier 5 Perk: Invest $25,000+ | "Founders' Circle": Private wine making session with the team and dinner with founders, lifetime 20% discount, special recognition on website, and 20% bonus shares.

Tier 6 Perk: Invest $50,000+ | "Eagle's Reserve": Lifetime membership to exclusive investor club, private events with founders, and highest priority service, along with 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Thin Blue Wine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.94/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $94.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Thin Blue Wine is a veteran and law enforcement-owned winery located in the renowned Paso Robles wine region, celebrated for its exceptional terroir and patriotic community spirit. The company is deeply rooted in values that honor American heroes, embodying a strong pro-American, pro-law enforcement, and pro-military stance that is integral to its brand identity and community engagement. By producing high-quality wines that resonate with supporters of law enforcement, veterans, and first responders, Thin Blue Wine has carved out a distinctive niche in the market. The company's mission goes beyond wine production; it actively supports numerous fallen officer organizations and holds the distinguished role of Official Wine Sponsor of the National Law Enforcement Memorial Fund. This commitment to giving back and honoring service members is reflected in every aspect of the brand, from its marketing efforts to its community outreach, creating a brand that is proudly patriotic and purpose-driven. Through this unique positioning, Thin Blue Wine engages with a passionate and loyal customer base that values quality, tradition, and a shared sense of appreciation for those who serve.

Thin Blue Wine was incorporated/formed on 10/15/2024 in the state of California.

Competitors and Industry

Primary Competitors: No direct competitors identified in the pro-law enforcement and pro-military wine niche. Thin Blue Wine's distinct positioning in this patriotic space adds a competitive advantage.

MARKET

The Paso Robles wine market generates $150 million in annual sales and draws 1.5 million visitors annually. Thin Blue Wine leverages this market's patriotic appeal and its established DTC presence to capture a niche customer base.

Current Stage and Roadmap

Current Stage

Established DTC sales with a focus on increasing vineyard and brand visibility through an anticipated tasting room and production facility.

FUTURE ROADMAP

Expansion Goals: Thin Blue Wine plans to expand its on-site experience by building a tasting room and production facility on the vineyard, aiming to double sales and wine club memberships annually while reducing production expenses.

The Team

Officers and Directors

Name: Michele Harrington

Michele Harrington's current primary role is with First Team Real Estate. Michele Harrington currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: March, 2018 - Present
  Responsibilities: Responsibilities: Michele leads the marketing efforts and growth initiatives. She oversees the financial reporting and technology initiatives. At this time Michele does not accept a salary from the company.

Other business experience in the past three years:

- Employer: First Team Real Estate
  Title: CEO
  Dates of Service: March, 2018 - Present
  Responsibilities: Michele Harrington is the Chief Executive Officer at First Team Real Estate.

Name: David Harrington

David Harrington's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Director
  Dates of Service: August, 2019 - Present
  Responsibilities: David Harrington leads the customer service efforts, ensuring top-notch support for clients. David oversee package preparation for delivery and contribute directly to the winemaking process. At this time David does not accept a salary at the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk

factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Thin Blue Wine Inc was formed on 10/17/2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Thin Blue Wine Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Thin Blue Wine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The CEO Splits Her Time Between Thin Blue Wines and Another Company

Michele Harrington, the CEO of Thin Blue Wines, Inc., does not currently receive a salary for her work at Thin Blue Wines and splits her time working between working as CEO of Thin Blue Wines and CEO of First Team Real Estate. Although Mrs. Harrington owns significant equity in Thin Blue Wines, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits her time. It is anticipated that Mrs. Harrington will become a full-time CEO once the Company makes above $500,000 in net revenue.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michele Harrington	3,500,000	Common Stock	50.0%
David Harrington	3,500,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,313,829 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,000,000
  Use of proceeds: Shares issued at inception.
  Date: October 17, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $84,830 compared to $105,673 in fiscal year 2023.

The change in revenue was driven by growth from growing the company's customer base.

Cost of Sales

Cost of Sales for fiscal year 2022 was $52,201.82 compared to $76,289.45 in fiscal year 2023.

The increase in the cost of sales was due to the increase in winemaking.

Gross Margins

Gross margins for fiscal year 2022 were -$58,820.65 compared to -$100,189.87

The change in gross margins was a result of additional winemaking.

Expenses

Expenses for fiscal year 2022 were $143,651.56 compared to $205,862.96 in fiscal year 2023.

The increase in expenses resulted from additional winemaking and increased vineyard costs.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the growth stage and $105,000 in revenue generating. We are of the opinion the historical cash flows will increase be indicative of the revenue and cash flows expected for the future because [right now we are online only with no store or place to taste our wine plus our expenses of making wine are very expensive because we don't have our own facility. Past cash was primarily generated through sales and owner investments.

Our goal is to if we were fully operational with tasting room and production facility plus event venue we could generate 3.5

mill in revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Jan 2025, the Company has capital resources available in the form of a shareholder loan in the amount of $200,000, and around $2,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $17k for expenses related to winemaking and vineyard management.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely. This is based on a projected monthly burn rate of $0 for expenses related to building our own facility and becoming self-sufficient.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private equity or loans.

Indebtedness

- Creditor: Michele and Dave Harrington
  Amount Owed: $200,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Michele and Dave Harrington
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Shareholder loan in the amount of $200k
  Material Terms: Currently no payments or maturity date.

Valuation

Pre-Money Valuation: $6,580,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. There is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Deferred Fee
  94.5%
  StartEngine Deferred Fee

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  78.5%
  We will use 78.5% of the funds for working capital to cover expenses for the [build the tasting room and production facility as well as ongoing day-to-day operations of the Company.

- Marketing
  16.0%
  We will use 16% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thinbluewine.com/ (https://thinbluewine.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thinbluewine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Thin Blue Wine Inc

[See attached]

Tyson Investments, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

STATEMENT OF FINANCIAL POSITION   4

STATEMENT OF OPERATIONS   5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY   6

STATEMENT OF CASH FLOWS   7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS   8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   8

NOTE 3 – RELATED PARTY TRANSACTIONS   11

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS   11

NOTE 5 – LIABILITIES AND DEBT   11

NOTE 6 – EQUITY   12

NOTE 7 – SUBSEQUENT EVENTS   12



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tyson Investments, Inc. Management

We have reviewed the accompanying financial statements of Tyson Investments, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 14, 2024

TYSON INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	875	60,892
Accounts Receivable	-	1,740
Inventory	676,011	274,286
Total Current Assets	**676,886**	**336,918**
TOTAL ASSETS	**676,886**	**336,918**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	6,980
Other Current Liabilities	142	142
Total Current Liabilities	**142**	**7,122**
TOTAL LIABILITIES	**142**	**7,122**
EQUITY		
APIC	1,114,346	666,113
Accumulated Deficit	(437,602)	(336,317)
TOTAL EQUITY	**676,744**	**329,796**
TOTAL LIABILITIES AND EQUITY	**676,886**	**336,918**

TYSON INVESTMENTS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Revenue	105,673	84,831
COGS	(91,968)	(95,894)
Gross Profit (Loss)	**13,705**	**(11,063)**
Operating Expenses		
Advertising and Marketing	10,779	14,578
General and Administrative	7,338	1,072
Contractor Expense	32,018	23,498
Insurance Expense	804	974
Supplies	4,208	7,914
Professional Fees	3,603	7,789
Shipping Expense	7,059	8,569
Sponsorship Expenses	-	3,375
Taxes and Licenses	14,208	2,508
Storage	4,224	2,632
Total Operating Expenses	**84,240**	**72,908**
Total Loss from Operations	**(70,535)**	**(83,972)**
Other Income (Expenses)		
Interest Expense	(27,271)	(9,917)
Other Expenses	(2,479)	(37)
Total Other Income (Expenses)	**(29,750)**	**(9,954)**
Earnings Before Interest, Taxes, Depreciation, and Amortization	**(100,285)**	**(93,926)**
Net Income (Loss)	**(100,285)**	**(93,926)**

TYSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	**10,000,000**	**-**	**169,372**	**(103,623)**	**65,749**
Prior Period Adjustment	-	-	-	(138,769)	(138,769)
Additional Paid in Capital	-	-	496,742	-	496,742
Net income (loss)	-	-	-	(93,926)	(93,926)
Ending balance at 12/31/22	**10,000,000**	**-**	**666,113**	**(336,317)**	**329,796**
Prior Period Adjustment	-	-	-	(1,000)	(1,000)
Additional Paid in Capital	-	-	448,233	-	448,233
Net income (loss)	-	-	-	(100,285)	(100,285)
Ending balance at 12/31/23	**10,000,000**	**-**	**1,114,346**	**(437,602)**	**676,744**

TYSON INVESTMENTS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(100,285)	(93,926)
Adjustments to reconcile net income to net cash provided by operations:		
Accounts Receivable	1,740	(1,187)
Inventory	(401,726)	(274,286)
Accounts Payable	(6,980)	6,980
Other Current Liabilities	-	-
Prior Period Adjustments	(1,000)	(138,769)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(407,966)	(407,262)
Net Cash provided by (used in) Operating Activities	(508,251)	(501,188)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
APIC	448,233	496,742
Net Cash provided by (used in) Financing Activities	448,233	496,742
Cash at the beginning of the period	60,892	65,338
Net cash increase (decrease) for the period	(60,018)	(4,446)
Cash at end of period	875	60,892

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tyson Investments, Inc ("the Company") was formed in California on December 24th, 2007. The Company operates under the trade name 'Thin Blue Wine'. The Company earns revenue by selling wine, hosting wine tasting events and offering a wine club membership. The Company's headquarters is in Aliso Viejo, California. The Company's customers will be located in the United States.

A successor entity, 'Thin Blue Wine, Inc.' was formed on October 15, 2024. Its purpose will be to earn revenue through wine sales, wine events and offering a wine club membership.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital to build a tasting room, production facility and event space.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $875 and $60,892 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, work in process and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of the following: raw materials $0 (2022), $0 (2023), work in process (barrels) $324,000 (2023), $98,280 (2022) and finished goods (bottles) $352,011 (2023), $176,005 (2022).

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue from Wine Sales

The Company generates revenues by selling wine. Payments are generally collected at the time of sale. The Company's primary performance obligation is to to sell and deliver great wine focused on first responders and veterans at affordable prices. Management believes the amount to be nominal and no material modification to the financials are required. Therefore, the company deferred no revenue for the years ended December 31, 2023 and 2022.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Revenue from Wine Club Membership

The Company generates revenues by offering a wine club membership. Payments are generally collected at the time of shipment. The Company's primary performance obligation is to to deliver wine in packages of six (6) or twelve (12) to their customers twice a year. The company deferred no revenue for the years ended December 31, 2023 and 2022.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank charges & fees, barn expenses, car & truck expenses, meals & entertainment, research, travel, utilities and phone expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any non-current liabilities as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.01 per share. 10,000,000 shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 14, 2024, the date these financial statements were available to be issued.

During this period, the Company has been preparing to establish a successor C-Corporation, Thin Blue Wine, Inc, with the transition expected to occur in the near future.



Thin Blue Wine, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to October 15, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

STATEMENT OF FINANCIAL POSITION 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 10

NOTE 5 – LIABILITIES AND DEBT 10

NOTE 6 – EQUITY 11

NOTE 7 – SUBSEQUENT EVENTS 11



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Thin Blue Wine, Inc. Management

We have reviewed the accompanying consolidated financial statements of Thin Blue Wine, Inc. (the Company) which comprise the statement of financial position as of October 15, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Predecessor Entity:
Tyson Investments, Inc. was formed in California on December 24, 2007. Thin Blue Wine, Inc. will serve as the successor company for its predecessor Tyson Investments, Inc. Thin Blue Wine, Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 14, 2024

THIN BLUE WINE, INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of October 15, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	1,000
Total Current Assets	**1,000**
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	**1,000**
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	1,500
Total Current Liabilities	**1,500**
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	**1,500**
EQUITY	
APIC	1,000
Retained Earnings (Accumulated Deficit)	(1,500)
TOTAL EQUITY	**(500)**
TOTAL LIABILITIES AND EQUITY	**1,000**

THIN BLUE WINE, INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - October 15, 2024
Revenues	
Gross Profit (Loss)	-
Operating Expenses	
General and Administrative	1,500
Total Operating Expenses	1,500
Total Loss from Operations	(1,500)
Other Expenses	
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	(1,500)
Net Income (Loss)	(1,500)

THIN BLUE WINE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	7,000,000	-	-	-	-
Additional Paid in Capital	-	-	-	1,000	1,000
Net income (loss)	-	-	-	(1,500)	(1,500)
Ending balance at 10/15/24	7,000,000	-	-	(500)	(500)

THIN BLUE WINE, INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - October 15, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(1,500)
Adjustments to reconcile net income to net cash provided by operations:	
Accrued Expenses	1,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,500
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
APIC	1,000
Net Cash provided by (used in) Financing Activities	1,000
Cash at the beginning of the period	-
Net cash increase (decrease) for the period	1,000
Cash at end of period	1,000

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Thin Blue Wine, Inc ("the Company") was formed in California on October 15th, 2024. The Company plans to earn revenue by selling wine, hosting wine tasting events and offering a wine club membership. The Company's headquarters is in Aliso Viejo, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Tyson Investments, Inc

Tyson Investments, Inc, the predecessor entity of the Company, was formed in California on December 24, 2007. The company generates revenue through wine sales, hosting wine events, and offering a wine club membership.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 15, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,000 in cash as of October 15, 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns.

<u>General and Administrative</u>

Consist of formation and legal costs associated with the Company's incorporation.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any non-current liabilities as of October 15, 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 7,000,000 shares were issued and outstanding as of October 15, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 15, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 14, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF THIN BLUE WINE

For the love of wine and country.

Thin Blue Wine, a veteran and law enforcement-owned winery in Paso Robles, is proudly pro-American, unapologetically pro-law enforcement, and unashamedly pro-military. With three years of direct-to-consumer success and 26 acres under our care, we plan to expand our operations, subject to successful fundraising and favorable market conditions.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

THIN BLUE WINE
NECESSARY FORCE
HOSE DRAGG
THIN BLUE WINE

$131,135.47 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$0.94 Per Share

RAISED
$131,135.47

INVESTORS
65

MIN INVEST
$499.14

VALUATION
$6.58M

What does this badge mean? See here

REASONS TO INVEST

Patriotic Wine with a Purpose: Thin Blue Wine proudly supports first responders and military personnel, with a portion of proceeds going to organizations that help families of fallen officers.

Expanding Operations in Paso Robles: With a 26-acre vineyard, we aim to scale our operations to produce estate-grown wines and plan to establish a tasting room and production facility, which we believe could enhance sales, subject to market trends and successful project completion.

Direct-to-Consumer Success: With 160 wine club members and national recognition, we believe that our current market traction and customer loyalty position us well to pursue further growth.

These projections are based on current assumptions and are not guarantees of future results

TEAM



Michele Harrington • CEO, Board Member

Michele Harrington is a Winery Owner, Author and Entrepreneur. Michele grew up in New Jersey until she enlisted in the United States Marine Corps where she served as a C-130 aircraft mechanic, stationed at MCAS El Toro. While in the Marine Corps Michele put herself through college, eventually graduating from Chapman University. Michele is an experienced businesswoman, owning her own Real Estate Company before selling it and becoming the CEO of the largest privately held Real Estate company in California. Michele married the love of her life Dave Harrington, former Sheriff's Sergeant and former Mayor. Dave was instrumental with helping Michele adopt 2 children from Ethiopia, a long time dream of Michele's. Together they have 5 children and live in California.

Michele thrives on helping others achieve their dreams using the tactics she has learned from the Marine Corps and business. There is no dream too big!

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David Harrington • President, Board Member

David Harrington brings a unique blend of leadership, public service, and entrepreneurial spirit. David's career began in 1985 with the Orange County Sheriff's Department, where he served with dedication and rose to the rank of Sergeant before retiring in 2013. In 2014, David transitioned to civic leadership, winning election to the



local City Council, where he served for eight years, including two terms as Mayor, contributing to community development and governance.

Together with his wife, Michele, David co-founded Thin Blue Wine Cellars in 2019, inspired by their shared passion for fine wine, which began with a memorable 1995 bottle of Opus. This venture reflects their commitment to craftsmanship and quality, honoring David's values of service and excellence in a new, entrepreneurial context.

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THE PITCH

A Veteran-Owned Winery Supporting America's Heroes



vineyards in Paso Robles, a region attracting investors and millions of visitors annually, we believe that expansion through a tasting room and production facility could enhance our sales and community engagement.

All growth projections are subject to market factors and project feasibility.

ANTICIPATED
REVENUE STREAMS





TASTING ROOM



EVENTS



VACATION RENTALS

Imagery shown above is a computer-generated demo illustration of the anticipated expansion and proposed uses for the Company's property, including but not limited to tasting and event facilities. These images are conceptual and intended for informational purposes only. Actual development outcomes, design details, and timelines may vary based on factors such as regulatory approvals, funding, and business considerations. This presentation should not be interpreted as a commitment to achieve specific results, and it does not imply future performance or guarantee of any facilities shown.

the opportuniy

Estate-Grown Wines, Expanding Operations, and a Loyal Community



OUR WINES

2022	2021
THIN BLUE WINE	**HOSE DRAGGER**
Our Flagship bottle	Grenache Blend
2020	2020
THE OATH	**RED, WHITE & BLUE**
Syrah	Red Blend
2020	2021
NECESSARY FORCE	**5150**
Red Blend	Red Blend
2020	2022
GOT YOUR SIX	**F*CK CANCER**

Chardonnay	Rosé

Thin Blue Wine was created to celebrate American patriotism and those who serve, from military personnel to first responders. Our business model taps into a niche market of pro-American wine drinkers who seek premium wines and want to support causes that align with their values. With a focus on direct-to-consumer sales through our website and wine club, we believe we can achieve steady revenue growth. We aim to approach $110,000 in revenue for 2024, though actual results are subject to variation due to market factors and other uncertainties.

We now own a 26-acre vineyard in Paso Robles with 12 acres already planted, allow us to create estate-grown wines. We believe that a tasting room and production facility, if established, could potentially help reduce production costs, offering visitors a complete winery experience. We aim to grow sales and club membership, which we believe could contribute to reducing winemaking costs over time. *This statement reflects management's goals based on current assumptions and market conditions, which involve uncertainty.

*Statements regarding potential growth in sales, membership, and cost reductions represent management's goals and aspirations. These forward-looking statements are based on current expectations and assumptions, which are inherently uncertain and involve risks beyond the company's control. There is no guarantee that sales, membership, or cost reductions will achieve the levels anticipated. Potential investors should not rely on these statements as guarantees of future results.

the market & our traction

Paso Robles: A Wine Region with Proven Growth Potential



PASO ROBLES

ONE OF THE TOP WINE REGIONS GLOBALLY

1.5M
ANNUAL VISITORS

$150M
ANNUAL SALES

The Paso Robles wine region sees 1.5 million visitors annually and generates $150 million in annual sales. Paso Robles' recognition as one of the top wine regions globally has led to significant investments. With our 26-acre vineyard in this restricted-growth region, we believe we have a unique opportunity to enhance our competitive position.

INVEST IN
THIN BLUE WINE



We've already won several prestigious awards, including Silver, Gold, and Double Gold at the OC Wine Competition. With 160 wine club members, growing online sales, and recognition in Wine Enthusiast with a 92-point rating, we believe we are positioned to explore new revenue streams, including tasting room sales, events, and vacation rentals, potentially allow us to tap into multiple revenue streams.



WHY INVEST

Honor America's Heroes

INVEST IN
THIN BLUE WINE
A VETERAN-OWNED BRAND ON THE RISE



Imagery shown above are computer-generated demo illustrations of the anticipated expansion and proposed uses for the Company's property, including but not limited to tasting and event facilities. These images are conceptual and intended for informational purposes only. Actual development outcomes, design details, and timelines may vary based on factors such as regulatory approvals, funding, and business considerations. This presentation should not be interpreted as a commitment to achieve specific results, and it does not imply future performance or guarantee of any facilities shown.

By investing in Thin Blue Wine, you are supporting a mission-driven company that honors America's front-line heroes. With plans to build a tasting room and expand production, we are working toward our goal of growing sales, increasing wine club membership, and creating an appealing destination for visitors.* Investors will help fund our anticipated expansion while being part of a community that values patriotism and quality wine. Your investment could help fund initiatives aimed at future growth and development, though outcomes cannot be guaranteed.

While we are optimistic about our growth trajectory, future performance is uncertain and involves various risks.

Explore More Investment Opportunities in Food & Beverage on StartEngine!

Looking for more investment options in the Food & Bev space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
5595 El Pomar
Templeton, CA 93446

WEBSITE
View Site 🗗

Thin Blue Wine, a veteran and law enforcement-owned winery in Paso Robles, is proudly pro-American, unapologetically pro-law enforcement, and unashamedly pro-military. With three years of direct-to-consumer success and 26 acres under our care, we plan to expand our operations, subject to successful fundraising and favorable market conditions.

TERMS

Thin Blue Wine

Overview

PRICE PER SHARE
$0.94

VALUATION
$6.58M

DEADLINE ⓘ
Feb. 19, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$20K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.14

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.26

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
21,276

MAX NUMBER OF SHARES OFFERED
1,313,829

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$676,886	$336,918
Cash & Cash Equivalents	$875	$60,892
Accounts Receivable	$0	$1,740
Short-Term Debt	$142	$7,122
Long-Term Debt	$0	$0
Revenue & Sales	$105,673	$84,831
Costs of Goods Sold	$91,968	$95,894
Taxes Paid	$14,208	$2,632
Net Income	-$100,285	-$93,926

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Bonus Shares: 30%

Description: "Exclusive for Thin Blue Wine veterans and law enforcement community - enjoy additional bonus shares as our thanks."

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks Flash Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $499+ | "Patriot Package": Receive a Thin Blue Wine-themed cap + 5% off online wine orders for 3 months.

Tier 2 Perk: Invest $1,000+ | "Defender's package": Exclusive wine tasting event access + 10% off online orders for 6 months + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ | "Veteran's package": A vineyard tour, private dinner with the founders, + 1 year 10% discount and 10% bonus shares.

Tier 4 Perk: Invest $10,000+ | "Liberty package": A vineyard tour and private group wine dinner with founders, + 1 year 15% discount and 15% bonus shares.

Tier 5 Perk: Invest $25,000+ | "Founders' Circle": Private wine making session with the team and dinner with founders, lifetime 20% discount, special recognition on website, and 20% bonus shares.

Tier 6 Perk: Invest $50,000+ | "Eagle's Reserve": Lifetime membership to exclusive investor club, private events with founders, and highest priority service, along with 25% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Thin Blue Wine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.94/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $94.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

01.18.25

Full speed ahead for 2025

Freinds,

We're charging full speed ahead into 2025, and it's shaping up to be another incredible year for Thin Blue Wine! Thanks to your amazing support, we're almost sold out—again! But don't worry, we'll be bottling a fresh batch in February to keep up with demand.

Right now, some truly spectacular wine is aging in our barrels, and after months of blending trials, we're crafting the best blends we've ever made. Every sip will tell the story of our dedication to quality and excellence.

On the expansion front, we've met with contractors at El Pomar and are on track to finalize our decision within the next 30 days. This step will be a major milestone as we continue building something extraordinary.

What's even more exciting? We've welcomed over 60 investors to the Thin Blue Wine family! Having such passionate and driven partners inspires us daily to push boundaries and deliver something exceptional—not just for our wine but for the community we're building together.

If you've been waiting for the right time to join this journey, now's the moment. Let's toast to big things ahead and the opportunity to be part of something truly special.

Dave and Michele

P.S. Feel free to share our campaign with friends or family who might be interested—it's never too late to bring more supporters into the fold!

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.09.25

We've Hit Our First Milestone

We are thrilled to announce that we've officially hit our minimum fundraising goal of $124,000 under Regulation Crowdfunding (Reg CF)! This achievement makes our campaign official, and it's all thanks to the incredible support from you, our valued investors and community.

 To everyone who has joined us so far, thank you from the bottom of our hearts. Your belief in our vision and commitment to our journey is what makes this all possible. We can't wait to make you proud as we take the next steps. As a token of our appreciation, we'll be sending out perks in the coming weeks—stay tuned!

This is just the beginning of an exciting adventure, and we're so grateful to share it with you. If you haven't yet joined us on this journey, there's still time to invest and be part of something truly special. Together, we're building something extraordinary, and we couldn't be happier to have you along for the ride.

With gratitude, Dave and Michele

P.S. Feel free to share our campaign with friends or family who might be interested—it's never too late to bring more supporters into the fold! This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.18.24

An incredible start!



For everyone who believed in us and who collectively helped us get to where we are today, Thank you!

This has been an incredible start on StartEngine. We look forward to keeping this company growing as fast as we can and with as many of you at our side as possible. If you have not invested yet, please consider doing it before the end of the year so we can have a final 2024 push and we start building in 2025.

Merry Christmas and Happy Holidays. As for 2025, LET"S GO!!!!

Dave and Michele

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.06.24

We're getting there and are thankful for your help

Thank you to everyone who has already invested—your faith in us and belief in our vision means the world.

This isn't just about wine; it's about building a sanctuary for hardworking Americans, especially those who've served on the front lines. We're creating a place where they can unwind after a tough week—or at the end of a tough career.

Imagine a vineyard where their kids can walk down the aisle, where families gather for weekends filled with joy, and where every sip of wine is a toast to their dedication and sacrifice. This is more than a winery; it's a tribute, a community, and a dream come to life. We'd love for you to be part of it.

Dave and Michele

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.29.24

Running out of time to get bonus shares

Thanks for following our Campaign. We are very excited to partner with you on building out our winery. The reason we chose start engine is because we got alot of interest in our project from institutional investors but would rather partner with people who have supported us in the past, whether friends, family or our loyal customers.

We want us all to benefit from the growth and expansion of Thin Blue Wine. As you know we have county approval for our tasting room and production facility and our plan is to start building, we believe this will add significant value to the company.

We have a small window to meet certain milestones so please don't wait to invest.

****Bonuses will expire soon

Thanks so much for your support,Dave and Michele

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.



10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$499

Tier 1 Perk: Invest $499+

"Patriot Package": Receive a Thin Blue Wine-themed cap + 5% off online wine orders for 3 months.

Select

$1,000

Tier 2 Perk: Invest $1,000+

"Defender's package": Exclusive wine tasting event access + 10% off online orders for 6 months + 5% bonus shares.

Select

$2,500

Flash Perk 2:

Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

00 Days 22 Hours 30 Minutes 14 Seconds

Select

$5,000

Tier 3 Perk: Invest $5,000

"Veteran's package": A vineyard tour, private dinner with the founders, + 1 year 10% discount and 10% bonus shares.

Select

$10,000

Tier 4 Perk: Invest $10,000+

"Liberty package": A vineyard tour and private group wine dinner with founders, + 1 year 15% discount and 15% bonus shares.

Select

$25,000

Tier 5 Perk: Invest $25,000+

"Founders' Circle": Private wine making session with the team and dinner with founders, lifetime 20% discount, special recognition on website, and 20% bonus shares.

Select

$50,000

Tier 6 Perk: Invest $50,000+

"Eagle's Reserve": Lifetime membership to exclusive investor club, private events with founders, and highest priority service, along with 25% bonus shares.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Timothy Alvarez
13 days ago

Hello, as someone with experience in the culinary felid, I am very interested in what your company's has to offer. I do have some questions about your business.

1. Do you have an estimated time table for construction time to build the tasting room once it begins?
2. How does your company at handle production during periods where there little to no rain?
3. How is your employee retention rate?
4. Are in talks with whole sellers like Cosco to help sell your wine?
5. Is your business insured?
6. How will you keep investors up to date with the price of their shares, for example, the price of the company's shares increased.
7. How do plan to stay ahead of your competitors?
8. Are there any road blocks you think you may encounter in the future?
9. Do you have any short/long term debt?

Show less



Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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WHY STARTENGINE?

REWARDS
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SECURE
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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →



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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Thin Blue Wine Inc
1 BEARBERRY
ALISO VIEJO, CA 92656

Initial Business Filing Approved

October 17, 2024

Entity Name: Thin Blue Wine Inc
Entity Type: Stock Corporation - CA - General
Entity No.: 6425226
Document Type: Initial Filing
Document No.: 6425226
File Date: 10/15/2024

Congratulations! The above referenced document has been approved and filed with the California Secretary of State. To access free copies of filed documents, go to bizfileOnline.sos.ca.gov and enter the entity name or entity number in the Search module.

What's Next?

Be sure to review the Welcome Letter for key information and contacts you may need.

Corporations and limited liability companies must file a Statement of Information within 90 days of the initial filing and annually or every other year, thereafter. For additional resources, view Starting A Business Checklist for key steps you may need to take when launching a business in California.

For further assistance, contact us at (916) 657-5448 or visit bizfileOnline.sos.ca.gov.



Thank you for using bizfile California, the California Secretary of State's business portal for online filings, searches, business records, and additional resources.






STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF INCORPORATION
CA GENERAL STOCK CORPORATION

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only

-FILED-

File No.: 6425226

Date Filed: 10/15/2024

Corporation Name	
Corporation Name	Thin Blue Wine Inc

Initial Street Address of Principal Office of Corporation	
Principal Address	1 BEARBERRY ALISO VIEJO, CA 92656

Initial Mailing Address of Corporation	
Mailing Address	1 BEARBERRY ALISO VIEJO, CA 92656
Attention	

Agent for Service of Process	
California Registered Corporate Agent (1505)	VCORP AGENT SERVICES, INC. Registered Corporate 1505 Agent

Shares

The total number of shares the corporation is authorized to issue is: 10,000,000

Does the corporation have more than one class or series of shares? No

Purpose Statement

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By checking this box, I acknowledge that I am electronically signing this document as the incorporator of the Corporation and that all information is true and correct.

Michele Harrington
_____
Incorporator Signature

10/15/2024
_____
Date



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies

Entity Name: Thin Blue Wine Inc

Formed In: CALIFORNIA

Entity No.: 6425226

Entity Type: Stock Corporation - CA - General

Issuance Date: 10/16/2024

Copies Requested: 1

Receipt No.: 008272526

Certificate No.: 257057121

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B3117-7253	10/15/2024	Initial Filing	1

** **** ****** ******** End of list ******** ****** **** **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on October 16, 2024.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.



California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Thank You for Doing Business in California

Congratulations on your new business registration with the California Secretary of State (SOS).

What's next?

1. Resources for Businesses Just Starting – The Secretary of State provides additional business resources at bizfile.sos.ca.gov to help guide you through the process of starting your business, including:

   · Starting A Business Guide & Checklist – www.sos.ca.gov/business-programs/business-entities/starting-business-checklist/ for key steps you may need to take when launching a business in California.

   · SOS Business Resources – www.sos.ca.gov/business/be/resources for a list of agencies you may need to contact to ensure proper compliance with California state law.

2. Corporations and Limited Liability Companies Can File SOS Statement of Information Online – For faster service, file your initial Statement of Information and any future Statements of Information anytime online by logging into your bizfile Online account at bizfileOnline.sos.ca.gov. To file, select the Statement of Information document, complete and submit online. Statements by Common Interest Development Association also can be filed online with your Statement of Information.

   You are required to file a Statement of Information within the first 90 days of registering your business with the SOS and you are statutorily required to maintain your business by filing a Statement of Information, either every year for stock corporations or every other year for nonprofit corporations and LLCs, before the end of the calendar month of the original registration date. Please see the table below for your specific entity type. NOTE: You may be assessed a $250 penalty for not filing your Statement of Information.

Entity Type (Jurisdiction)	Initial Due Date	Frequency of Filing
All Stock Corporations (California)	Within 90 Days	Annually
Out-Of-State Corporations	Within 90 Days	Annually
Credit Unions	Within 90 Days	Annually
Agricultural Cooperatives (California)	Within 90 Days	Annually
Canabis Cooperative Associations	Within 90 Days	Annually
General Cooperatives	Within 90 Days	Every Other Year
Nonprofit Corporations (California)	Within 90 Days	Every Other Year
Nonprofit Corporations - Common Interest Development*	Within 90 Days	Every Other Year
Limited Liability Companies	Within 90 Days	Every Other Year
All Other Business Entity Types	Statement Of Information Not Required	

* Corporations formed as a Common Interest Development must file a Statement by Common Interest

Development with their Statement of Information.

3. Franchise Tax Board (FTB) Tax Filing – Once your entity is registered with the SOS, you are required to file a tax return with FTB for each taxable year, even if you are not conducting business or have no income. Contact FTB at www.ftb.ca.gov or (800) 852-5711 for forms and requirements concerning franchise taxes or income taxes.

Be aware, if you fail to file a return by the original or extended due date, or fail to pay taxes when due, a penalty may be imposed by FTB. Please visit www.ftb.ca.gov/businesses/Penalty-Information.shtml for tax penalty related information.

4. Business Names and Trademarks

Registration of a business with the Secretary of State does not in itself establish a trademark for the business name. There is a separate legal process to establish a trademark or service mark. Additionally, registration of a business with the Secretary of State does not authorize the use of a business name in violation of another person's or entity's rights to the name, such as infringement of a trademarked word or phrase.

The Secretary of State's office maintains registration and all updates of California state trademarks and service marks. Information is accessible via our California Trademark Search at tmbizfile.sos.ca.gov/search, which also provides free PDF copies of imaged Trademark documents.

For more information on the registration of business names and registering a trademark, visit:

- General provisions governing trademarks and service marks are found in the Model State Trademark Law – California Business and Professions Code sections 14200 et seq

- Federal Trademark Act – United States Code, Title 15, Chapter 22, section 1051 et seq.

- California Fictitious Business Name Law – Business and Professions Code section 17900 et seq.

- Common law rights, including rights to a trade name.
If you have any questions regarding such rights, please consult a private attorney.

5. Nonprofit Corporations

Nonprofit corporations in California are not automatically exempt from paying California franchise taxes or income taxes each year. For information about tax requirements and/or applying for tax exempt status, please contact the appropriate taxing agency listed below. If you are a domestic nonprofit public benefit corporation, you likely have filing requirements with the California Office of the Attorney General. https://oag.ca.gov/sites/all/files/agweb/pdfs/charities/publications/guide_for_charities.pdf.

Other Business Information and Resources

All business entities are subject to state and federal tax laws. You may wish to contact the following agencies to assist you with tax or other business-related issues:

- Internal Revenue Service – www.irs.gov or call (800) 829-4933 for forms and issues concerning Federal tax, employer identification numbers, subchapter S elections.

- California Department of Tax and Fee Administration – www.cdtfa.ca.gov or call (800) 400-7115 for forms and issues concerning sales taxes, use taxes or other special taxes and fees administered by the California Department of Tax and Fee Administration.

- Employment Development Department – www.edd.ca.gov or call (888) 745-3886 for forms and issues concerning employment and payroll taxes.

- California State Board of Equalization – www.boe.ca.gov or call (916) 274-3350 for forms and issues concerning property taxes, alcoholic beverage taxes, and taxes on insurers.

· State Compensation Insurance Fund – www.statefundca.com or call (888) 782-8333 for information or to get a quote for workers' compensation insurance.

· Department of Industrial Relations, Division of Occupational Safety and Health (DOSH), better known as Cal/OSHA - www.dir.ca.gov or call (800) 963-9424 for guidance on workplace safety and health regulations in California.

· CalGold – www.calgold.ca.gov for appropriate permit, licensing, and contact information for the various agencies that administer and issue these permits.

· CA Governor's Office of Business and Economic Development (Go-Biz) – www.business.ca.gov for a range of business services including, site selection and permit assistance.

· The California Business Incentives Gateway (CBIG) – cbig.ca.gov is a web portal that connects business owners and entrepreneurs with financial incentives.